UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number 1-13508

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Colonial BancGroup 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

The Colonial BancGroup, Inc.

100 Colonial Bank Blvd.

Montgomey, Alabama 36117

334-676-5000

The Colonial BancGroup 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

The Colonial BancGroup 401(k) Plan

Index

December 31, 2006 and 2005

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Report and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of

The Colonial BancGroup 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Colonial BancGroup 401(k) Plan (the “Plan”) at December 31, 2006 and 2005, and the change in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Birmingham, Alabama

June 28, 2007

The Colonial BancGroup 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Investments at fair value	$119,994,549	$96,911,518
Cash, noninterest-bearing	675,687	457,302
Contributions receivable
Employees	501,428	324,091
Employer	343,288	109,542

Net Assets Available for Benefits	$121,514,952	$97,802,453

The accompanying notes are an integral part of these financial statements.

The Colonial BancGroup 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

2006
Additions
Dividend and interest income	$6,449,036
Contributions
Employee	11,262,099
Employer	4,504,984
Profit Sharing	5,245,298
Employee rollover proceeds	2,070,589
Net appreciation in fair value of investments	5,368,829

Total additions	34,900,835

Deductions
Administrative expenses	267,860
Benefits	10,920,476

Total deductions	11,188,336

Net increase	23,712,499
Net Assets Available for Benefits
Beginning of year	97,802,453

End of year	$121,514,952

The accompanying notes are an integral part of these financial statements.

The Colonial BancGroup 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of Plan

The Colonial BancGroup 401(k) Plan (the “Plan”) is a salary reduction profit sharing plan sponsored by The Colonial BancGroup, Inc. and its subsidiaries (collectively “BancGroup”) to provide benefits to their employees. BancGroup operates predominately in the domestic commercial banking industry in the southeastern United States.

The Plan is administered by the BancGroup Benefits Administrative and Investment Committee. The Charles Schwab Trust Company functions as the Plan Trustee and Milliman USA, Inc. serves as the Plan Recordkeeper.

Participants should refer to the Plan agreement for more complete information regarding vesting, benefits, and other plan provisions.

Eligibility and Participation

Effective April 1, 2005, each employee of BancGroup who works at least 20 hours per week shall be eligible to become an active participant coincident with the employment date of hire. Employees who work less than 20 hours a week shall become an active participant the date the employee completes one year of eligible service.

Employee Contributions

Under the Plan, the amount of salary reduction for any plan year shall be no less than 1% of the participant’s compensation nor greater than 70% of the participant’s compensation (in 1% increments). The amount of the salary reduction will be remitted by BancGroup to the Plan’s custodian at the end of each pay period. For 2006, the maximum employee contribution allowable by the Internal Revenue Code, excluding catch-up contribution provisions, was $15,000. The maximum catch-up contribution for 2006 was $5,000.

Employee Rollover Contributions

Employees may roll other funds from a prior employer’s qualified retirement plan or certain IRAs into the Plan. The funds must be rolled into the Plan within 60 days after the funds are received by the employee from the other qualified plan.

Employer Contributions

For each participant who made a contribution during the Plan year, BancGroup shall also make an employer matching contribution equal to 50% of the participant’s salary reduction contribution, limited to a maximum of 3% of the participant’s compensation.

BancGroup may also contribute to the Plan a discretionary profit sharing contribution, which is in addition to the employer matching contribution. The amount of such contribution for 2006 was set at 2.5% of eligible pay. Such contributions are allocated to the participant account in the same proportion that the compensation of an eligible participant for the plan year bears to the total compensation of all such eligible participants for such plan year. The total discretionary profit sharing contributions made during the year ended December 31, 2006 were $5,245,298.

The Colonial BancGroup 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

Investment Options

Participants direct the investment of both the salary reduction contributions and employer matching and discretionary contributions into various investment options offered by the Plan. As of December 31, 2006 the Plan offered six mutual funds, one money market fund, and BancGroup common stock as investment options for participants.

Forfeitures

The non-vested portion of a terminated employee’s account balance shall be forfeited and used to reduce BancGroup’s future employer contributions or administrative expenses otherwise payable for the plan year in which such forfeitures arise or for any succeeding plan year. For the year ended December 31, 2006, administrative fees were offset by non-vested forfeited amounts of approximately $88,000. At December 31, 2006, forfeited non-vested accounts available for use totaled approximately $366,000.

Termination of Plan

While it is the intention of BancGroup to continue the Plan indefinitely, BancGroup reserves the right to reduce, suspend, or discontinue contributions to the Plan or to terminate the Plan at any time by vote of its Board of Directors. Upon such termination of the Plan, the interest of each participant will be distributed to the participant or beneficiary at the time prescribed by the Plan agreement and the Internal Revenue Code.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) 50% of their vested account balance less any outstanding loans of the participant or (b) $50,000 less the highest outstanding loan balance in the previous twelve months for that participant. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms may not exceed five years. The loans are secured by the balance in the participant’s account and bear interest at Colonial Bank’s prime rate plus 1%. The interest rates on the existing loans as of December 31, 2006 and 2005 ranged from 5.00% to 10.50%.

2.	Benefits

Termination of Employment

Any benefits payable to a participant whose employment with BancGroup has terminated for any reason other than death or disability shall be distributed to the participant as follows: (1) if the value of benefits is not greater than $1,000, the distribution shall be in a lump-sum payment, (2) if the value of benefits is equal to $1,000 but not exceeding $5,000 and the distribution occurs prior to attainment of normal retirement age, benefits shall be rolled to a BancGroup IRA in the participant’s name in the absence of a written election from the participant or (3) if the value of benefits is greater than $5,000, the distribution shall, at the election of the participant, be received as of any valuation date on or after the termination date, but not later than age 65. The participant may elect to receive the distribution in the following forms: (a) direct rollover of entire distribution to a BancGroup IRA, (b) direct rollover to another institution or qualified plan, or (c) lump sum payment.

Disability

A participant that incurs a disability will become fully vested in the employer matching account and discretionary contribution account balances regardless of age and years of service. The vested

The Colonial BancGroup 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

account balances may be received, in the form of a lump-sum payment, as of any valuation date on or after the termination date, but no later than age 65.

Death

In the event of a participant’s death, account balances become fully vested and immediately payable, in the form of a lump-sum payment, to the surviving spouse or properly designated non-spouse beneficiary.

Vesting

A participant’s interest in the salary reduction account shall at all times be fully vested and nonforfeitable. A participant’s interest in the employer matching and discretionary contributions shall be fully vested and nonforfeitable upon the occurrence of any of the following events: death, disability, or attainment of normal retirement date while in the service of BancGroup, termination of the Plan, or complete discontinuance of all employer matching and discretionary contributions. Prior to the occurrence of any of the preceding events, the vested interest in employer matching and discretionary contributions shall be determined in accordance with the following vesting schedule:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

3.	Summary of Significant Accounting Policies

General

The Plan is on the accrual method of accounting and the financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Additionally, due to the concentration of investment in the common stock of the plan sponsor (BancGroup), it is at least reasonably possible that changes in fair value of the common stock in the near term could materially affect participant’s account balances and amounts reported in the statements of net assets available for benefit and the statement of changes in net assets available for benefits.

The Colonial BancGroup 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

Valuation of Investments

Investments are stated at fair value. Investments in money market funds, mutual funds, and BancGroup common stock are valued at the last quoted market price on the last business day of the year; securities traded in the over-the-counter market are valued at the latest bid price from published sources (Note 4). Participant loans are valued at cost, which approximates fair value. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are reflected as of the trade date. Gain or loss on sales of securities is determined using the average cost of securities sold. Interest income from investments is recorded when earned. Dividend income is recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

4.	Investments

Investment information at December 31, 2006 and 2005, and for the year ended December 31, 2006, is as follows:

	Fair Value
Name & Title of Issuer	2006		2005
The Colonial BancGroup, Inc. Common Stock	$42,644,771	*	$38,637,183	*
American Beacon International Equity Fund	7,896,045	*	3,894,330
American Century Income & Growth Fund	14,654,507	*	10,869,276	*
Charles Schwab Institutional Advantage Money Fund	7,334,668	*	5,869,319	*
Charles Schwab Manager’s Special Equity Fund	10,235,244	*	8,485,960	*
Dodge & Cox Balanced Fund	16,883,511	*	13,942,962	*
Dreyfus Appreciation Fund	11,081,850	*	8,088,363	*
PIMCO Total Return Fund	7,132,646	*	5,141,211
Participant Loans	2,131,307		1,982,914

	$119,994,549		$96,911,518

*	Represents 5% or more of the Plan’s net assets available for benefits at December 31, 2006 and 2005.

The Colonial BancGroup 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

The Plan’s investments (including investments bought and sold, as well as those held during the year) had net appreciation in fair value of $5,368,829 during the year ended December 31, 2006, as follows:

Mutual Funds	$3,157,421
Common Stock	2,211,408

$5,368,829

5.	Income Tax Status

The Plan obtained its latest determination letter on May 10, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. The plan administrator and the Plan’s tax counsel believe that the Plan continues to qualify and operate as designed. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Related Party Transactions

BancGroup paid administrative expenses on behalf of the Plan, including legal, trust, administrative, and accounting fees of approximately $390,000 for the year ended December 31, 2006.

For the year ended December 31, 2006, the Plan recognized unrealized gains, investment income, and realized gains of approximately $2,016,000, $1,130,000, and $195,000 respectively, on its investment in The Colonial BancGroup, Inc. common stock.

For investment purposes, the Plan purchased approximately $8,738,000 and liquidated approximately $6,116,000 of The Colonial BancGroup, Inc. common stock for the year ended December 31, 2006.

The Colonial BancGroup 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

a.	b. Identity of Issuer, Borrower Lessor, or Similar Party	c. Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par Value, or Maturity Value	d. Cost **	e. Current Value
*	The Colonial BancGroup, Inc.	1,656,751 shares, common stock		$42,644,771
	American Century	440,075 shares, American Century Income and Growth Fund, Mutual Fund		14,654,507
	American Beacon	334,013 shares, American Beacon International Equity Fund		7,896,045
*	Charles Schwab	7,334,668 shares, Charles Schwab Institutional Advantage Money Fund, Money Market Fund		7,334,668
*	Charles Schwab	123,376 shares, Charles Schwab Special Equity Fund, Mutual Fund		10,235,244
	Dodge & Cox	193,885 shares, Dodge & Cox Balanced Fund, Mutual Fund		16,883,511
	Dreyfus	253,068 shares, Dreyfus Appreciation Fund, Mutual Fund		11,081,850
*	PIMCO	687,153 shares, PIMCO Total Return Fund, Mutual Fund		7,132,646
	Participant Loans	Various maturities and rates ranging from 5.00% to 10.50%.		2,131,307

				$119,994,549

*	Denotes a party-in-interest.

**	Cost information has not been included as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP 401(K) PLAN

Date: June 28, 2007	By:	/S/ T. BRENT HICKS
T. Brent Hicks
Chief Accounting Officer

EXHIBIT INDEX

EXHIBIT NO	EXHIBIT

23	Consent of Independent Registered Public Accounting Firm